   As filed with the Securities and Exchange Commission on January 11, 2002
                                                          Registration No. 333-
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--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                              DURECT CORPORATION
              (Exact name of registrant as specified in charter)

                               -----------------

               Delaware                               94-3297098
    (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)                Identification No.)

                                10240 Bubb Road
                              Cupertino, CA 95014
                                (408) 777-1417
(Address, including registrant's zip code, and telephone number, including area code, of principal executive offices)

                               -----------------

                                James E. Brown
                            Chief Executive Officer
                                10240 Bubb Road
                              Cupertino, CA 95014
                                (408) 777-1417
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies To:

                                 Mark B. Weeks
                                Stephen B. Thau
                              Ughetta T. Manzone
                               VENTURE LAW GROUP
                          A Professional Corporation
                   2800 Sand Hill Road, Menlo Park, CA 94025

                               -----------------

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

                               -----------------

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

                        CALCULATION OF REGISTRATION FEE
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
                                                Proposed        Proposed
                                                Maximum          Maximum       Amount of
    Title of each Class of      Amount to be Offering Price     Aggregate     Registration
  Securities to be Registered    Registered   Per unit(1)   Offering Price(1)     Fee
-------------------------------------------------------------------------------------------
Common Stock, par value $0.0001  2,145,652       $10.99      $23,580,715.48    $5,635.79

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(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of our common stock as reported on the Nasdaq National Market on January 7, 2002 pursuant to Rule 457(c).

                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 Subject To Completion, Dated January 11, 2002

PROSPECTUS

                              DURECT CORPORATION

                       2,145,652 shares of Common Stock

                               -----------------

   The common stock offered by this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 3 in determining whether to purchase the common stock.

   The selling stockholders identified on page 20 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 19. We will not receive any portion of the proceeds from the sale of these shares.

   DURECT Corporation's common stock is quoted on the Nasdaq National Market under the symbol DRRX.

   On January 4, 2002, the last sale price of the common stock on the Nasdaq National Market was $ 10.65 per share.

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
                                              Underwriting    Proceeds to
                                              Discounts and     Selling
                              Price to Public  Commissions    Stockholders
----------------------------------------------------------------------------
Per Share.................... See Text Above  See Text Above See Text Above
----------------------------------------------------------------------------
   Total.....................

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is       , 2002

                               TABLE OF CONTENTS

THE COMPANY..........................................................  1
RECENT DEVELOPMENTS..................................................  3
RISK FACTORS.........................................................  3
USE OF PROCEEDS...................................................... 19
ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS..................... 19
PLAN OF DISTRIBUTION................................................. 19
SELLING STOCKHOLDERS................................................. 20
LEGAL MATTERS........................................................ 24
EXPERTS.............................................................. 24
WHERE YOU CAN FIND MORE INFORMATION.................................. 24

   We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                  THE COMPANY

   DURECT Corporation is pioneering the treatment of chronic diseases and conditions by developing and commercializing pharmaceutical systems to deliver the right drug to the right place in the right amount at the right time. These capabilities can enable new drug therapies or optimize existing ones based on a broad range of compounds, including small molecule pharmaceuticals as well as biotechnology molecules such as proteins, peptides and genes.

   We were founded in February 1998. During that year, we were engaged in negotiating a licensing agreement with ALZA Corporation to gain specified rights to its DUROS system, raising capital, recruiting scientific and management personnel and commencing research and development activities. In late 1998, we filed an investigational new drug application relating to our first product, Chronogesic(TM) (which we formerly referred to as "DUROS sufentanil"), a DUROS-based pharmaceutical system for the treatment of chronic pain. In 1999, we began a Phase I clinical trial for Chronogesic(TM) using an external pump to test the safety of continuous chronic infusion of this drug, initiated the development of a spinal hydromorphone product, and initiated the research and development of other products based on the DUROS system. In 2000, we prepared for and initiated our Phase II clinical trial for Chronogesic(TM), which included the development of our manufacturing process, developed a prototype of our spinal hydromorphone product, and continued to research and develop other products based on the DUROS system.

   In 2001, we completed our Phase II clinical trial and initiated and completed a pharmacokinetic trial and a pilot Phase III clinical trial for Chronogesic(TM), continued the development of our spinal hydromorphone product, secured a long-term supply agreement for our bulk drug requirements for Chronogesic(TM), and completed construction of our manufacturing facility. In addition, we completed our acquisition of Southern BioSystems, Inc. ("SBS") in the second quarter of 2001. SBS, a privately held Alabama corporation, designs, develops, licenses and manufactures controlled-release products, and through its wholly-owned subsidiary, Birmingham Polymers, Inc., also designs, develops and manufactures biodegradable polymers. With this acquisition, we have added three additional drug delivery platforms, the SABER(TM) injectable system, the MICRODUR(TM) microspheres injectable system and the DURIN(TM) drug loaded implants, from which to develop new products.

   Prior to our initial public offering in September 2000, we financed operations primarily through the sale of convertible preferred stock, resulting in net proceeds of $53.2 million. Our initial public offering together with the exercise in part of our underwriters' over-allotment option in November 2000, resulted in net proceeds of $84.0 million.

   We have sustained losses since inception. As of September 30, 2001, we had an accumulated deficit of $66.3 million. Our net losses attributable to common stockholders were $34.8 million for the nine months ended September 30, 2001, and $20.8 million, $9.3 million, and $1.3 million for the fiscal years ended December 31, 2000, 1999, and 1998, respectively.

   These losses have resulted primarily from costs incurred in the research and development of our products, and to a lesser extent, selling, general and administrative costs associated with our operations and product sales. Our research and development expenses consist of salaries and related expenses for research and development personnel, expenses related to our clinical trials, contract research and development services, supplies and a portion of overhead operating expenses. We expense all of our research and development costs as they are incurred. We expect our research and development expenses to increase in the future as we expand clinical trials and research and development activities. Selling, general and administrative expenses consist primarily of salaries and related expenses for administrative, finance, marketing and executive personnel, legal, accounting and other professional fees and a portion of overhead operating expenses. To support our research and development activities and the obligations of a public reporting entity, we expect to increase our selling, general and administrative expenses. We also expect to incur substantial non-cash expenses relating to stock-based compensation and the amortization of acquired intangible assets. As a result of these factors, we expect to incur significant losses and negative cash flows from operations for the foreseeable future.

   Under the terms of the acquisition of SBS, on the closing date of the acquisition, we issued 1,355,235 shares of common stock, and agreed to issue up to 720,161 additional shares of common stock upon the exercise of outstanding SBS options and warrants. In addition, pursuant to the terms of the acquisition, on November 30, 2001, we also issued 604,623 additional shares of common stock to former SBS shareholders, as well as reserved 217,623 additional shares for issuance upon the exercise of outstanding SBS options and warrants. These issuances were in exchange for all of SBS's outstanding equity interests. We also assumed SBS's liabilities, including $1.7 million in debt. The transaction was accounted for as a purchase and is intended to qualify as a tax-free reorganization. Further information regarding the SBS acquisition is included in our current Report on Form 8-K filed with the SEC on May 15, 2001. We recorded $918,000 of unearned compensation related to the intrinsic value of approximately 152,000 unvested employee options assumed in connection with the acquisition. This amount will be expensed to stock compensation ratably over the vesting period. Direct transaction costs related to the acquisition were approximately $450,000. SBS, and its wholly owned subsidiary Birmingham Polymers, Inc., operates as a wholly owned subsidiary of DURECT, and our financial statements for the nine months ended September 30, 2001 include the results of operations of SBS subsequent to the acquisition date.

   We do not anticipate revenues from our pharmaceutical systems, should they be approved, for at least several years. To date, our revenues have resulted from:

  .  sales of the ALZET product line, which we acquired from ALZA in April 2000;

  . sales of polymers and contract research and development revenue from SBS, which we acquired in April 2001; and

  . sales of ear catheter products, which we acquired at the time of our acquisition of substantially all the assets of IntraEAR, Inc. in October 1999.

   We have a limited history of operations and anticipate that our quarterly and annual results of operations will fluctuate for the foreseeable future. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by relatively new companies, particularly companies in new and rapidly evolving markets such as pharmaceuticals, drug delivery, and biotechnology. To address these risks, we must, among other things, obtain regulatory approval for and commercialize our products, which may not occur. We may not be successful in addressing these risks and difficulties. We may require additional funds to complete the development of our products and to fund operating losses to be incurred in the next several years.

   Our principal executive offices are located at 10240 Bubb Road, Cupertino, CA 95014 and our telephone number is (408) 777-1417. As used in this prospectus, "we," "us," "our" and "DURECT" refer to DURECT Corporation, a Delaware corporation, and its wholly-owned subsidiaries.

                              RECENT DEVELOPMENTS

   In November 2001, ALZA and DURECT amended the terms of ALZA's option to distribute Chronogesic(TM) in the United States and Canada, and ALZA exercised its option pursuant to the amended terms. Under the revised terms, we agreed to negotiate exclusively for a limited period of time with ALZA and its affiliate, Janssen Pharmaceutica Products, L.P. for exclusive sales and marketing rights to Chronogesic(TM) in the United States and Canada; provided, however, if we were unable to reach an agreement within this limited period of time, then all commercialization rights would revert to DURECT. As of the date of this registration statement, our Chronogesic(TM) product is no longer subject to any option on the part of ALZA or its affiliates, and we are free to discuss and are currently engaged in discussions with multiple potential partners relating to the commercialization of Chronogesic(TM) in the U.S., Canada and other countries of the world. We believe that our ability to engage in discussions with multiple potential partners will allow us to maximize the value of these rights. See "Risk Factors--Our agreement with ALZA limits our fields of operation for our DUROS-based pharmaceutical systems, requires us to spend significant funds on product development and gives ALZA a first right to distribute selected products for us."

                                 RISK FACTORS

   Prospective purchasers of the common stock offered by this prospectus should carefully consider the following Risk Factors in addition to the other information appearing in or incorporated by reference into this prospectus.

We have not completed development of any of our pharmaceutical systems, and we cannot be certain that our pharmaceutical systems will be able to be commercialized

   To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our pharmaceutical systems under development. For each pharmaceutical system that we intend to commercialize, we must successfully meet a number of critical developmental milestones for each disease or medical condition that we target, including:

  . selecting and developing drug delivery platform technology to deliver the proper dose of drug over the desired period of time;

  . selecting and developing catheter technology, if appropriate, to deliver the drug to a specific location within the body;

  . determining the appropriate drug dosage for use in the pharmaceutical system;

  . developing drug compound formulations that will be tolerated, safe and effective and that will be compatible with the system; and

  . demonstrating the drug formulation will be stable for commercially reasonable time periods.

   The time frame necessary to achieve these developmental milestones for any individual product is long and uncertain, and we may not successfully complete these milestones for any of our products in development. We have not yet completed development of any pharmaceutical systems, and DURECT has limited experience in developing such products. We have selected the drug dosages and have substantially completed the product design of our lead product, Chronogesic(TM). We have not, however, selected the drug dosages nor finalized the product design of our intended second product, DUROS hydromorphone., and we may not be able to complete the design of this product. We are continuing testing of these products and exploring possible design changes to address issues of safety, manufacturing efficiency and performance. We may not be able to complete development of any products that will be safe and effective and that will have a commercially reasonable treatment and storage period. If we are unable to complete development of our Chronogesic(TM) or DUROS hydromorphone products, or other products, we will not be able to earn revenue from them, which would materially harm our business.

We must conduct and satisfactorily complete clinical trials for our pharmaceutical systems

   Before we can obtain government approval to sell any of our pharmaceutical systems, we must demonstrate through preclinical (animal) studies and clinical (human) trials that each system is safe and effective for human use for each targeted disease. As of December 31, 2001, we have completed an initial Phase I clinical trial using an external pump to test the safety of continuous chronic infusion of sufentanil, a Phase II clinical trial, a pilot Phase III clinical trial and a pharmacokinetic trial for our lead product, Chronogesic(TM). With respect to our second product, DUROS hydromorphone, we are currently in the pre-clinical stage. We plan to continue extensive and costly clinical trials to assess the safety and effectiveness of Chronogesic(TM), including conducting pivotal Phase III trials necessary to support regulatory approval of the product in the United States and other countries of the world. In addition, we plan to conduct extensive and costly clinical trials for DUROS hydromorphone and our other potential products. We may not be permitted to begin or continue our planned clinical trials for our potential products or, if our trials are permitted, our potential products may not prove to be safe or produce their intended effects. In addition, we may be required by regulatory agencies to conduct additional animal or human studies regarding the safety and efficacy of our products, including Chronogesic(TM), which could delay commercialization of such products.

   We anticipate that we will commence our pivotal Phase III trial of our intended first product, Chronogesic(TM), in mid-2002. The length of our clinical trials will depend upon, among other factors, the rate of trial site and patient enrollment and the number of patients required to be enrolled in such studies. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us. In addition, even if we enroll the number of patients we expect in the time frame we expect, our clinical trials may not provide the data necessary for their successful completion. Additionally, we may fail to effectively oversee and monitor these clinical trials, which would result in increased costs or delays of our clinical trials. Even if these clinical trials are completed, we may fail to complete and submit a new drug application as scheduled. Even if we are able to submit a new drug application as scheduled, the Food and Drug Administration may not clear our application in a timely manner or may deny the application entirely.

   Data already obtained from preclinical studies and clinical trials of our pharmaceutical systems do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, preclinical and clinical data such as ours is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could delay or prevent regulatory clearance of the potential product, resulting in delays to the commercialization of our products, and could materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our products, and thus our products may not be approved for marketing.

Failure to obtain product approvals or comply with ongoing governmental regulations could delay or limit introduction of our new products and result in failure to achieve anticipated revenues

   The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. We must obtain clearance or approval from applicable regulatory authorities before we can market or sell our products in the U.S or abroad. Before receiving clearance to market a product in the U.S. or in any other country, we will have to demonstrate to the satisfaction of applicable regulatory agencies that the product is safe and effective on the patient population and for the diseases that will be treated. Clinical trials, manufacturing and marketing of products are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. These laws and regulations are complex and subject to change. Furthermore, these laws and regulations may be subject to varying interpretations, and we may not be able to predict how an applicable regulatory body or agency may choose to interpret or apply any law or regulation. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. We may encounter delays or rejections based upon administrative action or interpretations of current rules and regulations. We may also encounter delays or rejections based upon additional government regulation from future legislation, administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. Sales of our products outside the U.S. are subject to foreign regulatory approvals that vary from country to country. The time required to obtain approvals from foreign countries may be shorter or longer than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities, and even if obtained, such approvals may not be on a timely basis, or they may not cover the clinical uses that we specify. If we fail to obtain timely clearance or approval for our products, we will not be able to market and sell our products, which will limit our ability to generate revenue.

   In addition, data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory clearances. As of December 31, 2001, we have completed an initial Phase I clinical trial using an external pump to test the safety of continuous chronic infusion of sufentanil, a Phase II clinical trial, a pilot Phase III trial and a pharmacokinetic trial for our Chronogesic(TM) product, but have not begun our pivotal Phase III trial of this product, or initiated clinical trials for any other products. We are currently in the preclinical stage with respect to our second product, DUROS hydromorphone.

   Marketing or promoting a drug is subject to very strict controls. Furthermore, clearance may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and requirements that we update our regulatory filings. Later discovery of previously unknown problems with a product, manufacturer or facility, or our failure to update regulatory files, may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would materially harm our business, financial condition and results of operations:

  .  failure to obtain or maintain requisite governmental approvals;

  . failure to obtain approvals for clinically intended uses of our products under development; or

  . identification of serious and unanticipated adverse side effects in our products under development.

   Manufacturers of drugs also must comply with the applicable FDA good manufacturing practice regulations, which include production design controls, testing, quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Compliance with current good manufacturing practices regulations is difficult and costly. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used for the commercial manufacture of our products. We or our present or future suppliers may be unable to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. We have not been subject to a good manufacturing regulation inspection by the FDA relating to our pharmaceutical systems. If we do not achieve compliance for the products we manufacture, the FDA may withdraw marketing clearance or require product recall, which may cause interruptions or delays in the manufacture and sale of our products.

We may not be able to manufacture sufficient quantities of our products to support our clinical and commercial requirements at an acceptable cost, and we have limited manufacturing experience

   We must manufacture our products in clinical and commercial quantities, either directly or through third parties, in compliance with regulatory requirements and at an acceptable cost. The manufacture of our DUROS-based pharmaceutical systems is a complex process. Although we have substantially completed development of the manufacturing process for our Chronogesic(TM) product, we continue to consider ways to optimize our manufacturing process and to explore possible changes to increase efficiencies and lower costs. We have not yet completed development of the manufacturing process for any products other than Chronogesic(TM). If we fail to develop manufacturing processes to permit us to manufacture a product at an acceptable cost, then we may not be able to commercialize that product.

   We completed construction of a manufacturing facility for our DUROS-based pharmaceutical systems in May 2001 in accordance with our initial plans, and we anticipate that this facility, once it is ready for production, will be capable of manufacturing supplies for our Phase III clinical trial and commercial launch of our Chronogesic(TM) product and for clinical trials of our DUROS hydromorphone product as well as other products on a pilot scale. However, our facility and our production processes must be validated and qualified before we commence production of clinical and anticipated commercial supplies of our products. We have substantially completed validating and qualifying our manufacturing facility but have not completed these processes. DURECT has limited experience validating and qualifying manufacturing facilities.

   In order to manufacture clinical and commercial supplies of our pharmaceutical systems, we must attain and maintain compliance with applicable federal, state and foreign regulatory standards relating to manufacture of pharmaceutical products which are rigorous, complex and subject to varying interpretations. Furthermore, our new facility will be subject to government audits to determine compliance with good manufacturing practices regulations, and we may be unable to pass inspection with the applicable regulatory agencies or may be asked to undertake corrective measures which may be costly and cause delay.

   If we are unable to ready our manufacturing facility for production and manufacture product in a timely manner or at an acceptable cost and attain and maintain compliance with applicable regulations, we could experience a delay in our clinical trials and the commercial sale of our DUROS-based pharmaceutical systems. Additionally, we may need to alter our facility design or manufacturing processes, install additional equipment or do additional construction or testing in order to meet regulatory requirements, optimize the production process, increase efficiencies or production capacity or for other reasons, which may result in additional cost to us or delay production of product needed for our clinical trials and commercial launch. We may also be required or choose to subcontract with third party contractors to perform the final manufacturing steps of our DUROS-based pharmaceutical systems in which case we will be subject to the schedule, expertise and performance of third parties as well as incur significant additional costs. See "We rely heavily on third parties to support development, clinical testing and manufacturing of our products." Under our development and commercialization agreement with ALZA, we cannot subcontract the manufacture of subassemblies of the DUROS system without approval from ALZA. If we cannot manufacture product in time to meet our clinical or commercial requirements or at an acceptable cost, our operating results will be harmed.

   In April 2000, we acquired the ALZET product and related assets from ALZA. We manufacture subassemblies of the ALZET product at our Vacaville facility. We currently rely on ALZA to perform the coating process for the manufacture of the ALZET product, but we will be required to perform this process ourselves starting April 2003 or sooner. We have limited experience manufacturing this product, and we may not be able to successfully or consistently manufacture this product at an acceptable cost, if at all.

Our agreement with ALZA limits our fields of operation for our DUROS-based pharmaceutical systems, requires us to spend significant funds on product development and gives ALZA a first right to distribute selected products for us

   In April 1998, we entered into a development and commercialization agreement with ALZA Corporation, which was amended and restated in April 1999 and April 2000. ALZA was acquired by Johnson & Johnson in June 2001 and has since operated as a wholly owned subsidiary. Our agreement with ALZA gives us exclusive rights to develop, commercialize and manufacture products using ALZA's DUROS technology to deliver by catheter:

  . drugs to the central nervous system to treat select nervous system disorders;

  .  drugs to the middle and inner ear;

  .  drugs to the pericardial sac of the heart; and

  .  select drugs into vascular grafts.

   We also have the right to use the DUROS technology to deliver systemically and by catheter:

  .  sufentanil to treat chronic pain; and

  .  select cancer antigens.

   We may not develop, manufacture or commercialize DUROS-based pharmaceutical systems outside of these specific fields without ALZA's prior approval. In addition, if we develop or commercialize any drug delivery technology for use in a manner similar to the DUROS technology in a field covered in our license agreement with ALZA, then we may lose our exclusive rights to use the DUROS technology in such field as well as the right to develop new products using DUROS technology in such field. Furthermore, to maintain our rights under this license agreement, we must meet annual minimum development spending requirements totaling $52.0 million to develop products in some or all of these fields through 2004 and fund development of a minimum number of products per year up to a total of eight products through 2004. In order to maintain commercialization rights for our products in the U.S. and any foreign countries, we must diligently develop our products, procure required regulatory approvals and commercialize the products in these countries. If we fail to meet the various diligence requirements, we may:

  . lose our rights to develop, commercialize and manufacture some of our DUROS-based pharmaceutical systems;

  .  lose rights for products in some or all countries, including the U.S.; or

  .  lose rights in some fields of use.

   These rights would revert to ALZA, which could then develop DUROS-based pharmaceutical products in such countries or fields of use itself or license others to do so. In addition, in the event that our rights terminate with respect to any product or country, or this agreement terminates or expires in its entirety (except for termination by us due to a breach by ALZA), ALZA will have the exclusive right to use all of our data, rights and information relating to the products developed under the agreement as necessary for ALZA to commercialize these products, subject to the payment of a royalty to us based on the net sales of the products by ALZA.

   Our agreement with ALZA gives us the right to perform development work and manufacture the DUROS pump component of our DUROS-based pharmaceutical systems. In the event of a change in our corporate control, including an acquisition of us, our right to manufacture and perform development work on the DUROS pump would terminate and ALZA would have the right to manufacture and develop DUROS systems for us so long as ALZA can meet our specification and supply requirements following such change in control.

   Under the ALZA agreement, we must pay ALZA royalties on sales of DUROS-based pharmaceutical systems we commercialize and a percentage of any up-front license fees, milestone or special fees, payments or other consideration we receive, excluding research and development funding. In addition, commencing upon the commercial sale of a product developed under the agreement, we are obligated to make minimum product payments to ALZA on a quarterly basis based on our good faith projections of our net product sales of the product. These minimum payments will be fully credited against the product royalty payments we must pay to ALZA.

   ALZA also has an exclusive option to distribute any DUROS-based pharmaceutical system we develop to deliver non-proprietary cancer antigens worldwide. The terms of any distribution arrangement have not been set and are to be negotiated in good faith between ALZA and ourselves. ALZA's option to acquire distribution rights limits our ability to negotiate with other distributors for these products and may result in lower payments to us than if these rights were subject to competitive negotiations. We must allow ALZA an opportunity to negotiate in good faith for commercialization rights to our products developed under the agreement prior to granting these rights to a third party. These rights do not apply to products that are subject to ALZA's option or products for which we have obtained funding or access to a proprietary drug from a third party to whom we have granted commercialization rights prior to the commencement of human clinical trials.

   ALZA has the right to terminate the agreement in the event that we breach a material obligation under the agreement and do not cure the breach in a timely manner. In addition, ALZA has the right to terminate the agreement if, at any time prior to July 2002, we solicit for employment or hire, without ALZA's consent, a person who is or within the previous 180 days has been an employee of ALZA, or if at any time prior to July 2006, we solicit for employment or hire, without ALZA's consent, a person who is or within the previous 180 days has been an employee of ALZA in the DUROS technology group.

   Under the ALZA Agreement, ALZA had an exclusive option to distribute our Chronogesic(TM) product in the United States and Canada. In November 2001, ALZA and DURECT amended the terms of this option, and ALZA exercised its option pursuant to the amended terms. Under the revised terms, we agreed to negotiate exclusively for a limited period of time with ALZA and its affiliate, Janssen Pharmaceutica Products, L.P. for exclusive sales and marketing rights to Chronogesic(TM) in the United States and Canada; provided, however, if we were unable to reach an agreement within this limited period of time, then all commercialization rights would revert to DURECT. As of the date of this registration statement, our Chronogesic(TM) product is no longer subject to any option on the part of ALZA or its affiliates, and we are free to discuss and are currently engaged in discussions with multiple potential partners relating to the commercialization of Chronogesic(TM) in the U.S., Canada and other countries of the world. We believe that our ability to engage in discussions with multiple potential partners will allow us to maximize the value of these rights. There can be no assurance that we will reach an agreement with any potential partner, including ALZA, or its affiliates, regarding commercialization rights to Chronogesic(TM) on commercially reasonable terms, or at all. If we are unable to reach an agreement with a commercialization partner, this may be interpreted as a negative factor, resulting in a decline in our stock price.

Technologies and businesses which we have acquired may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention. We may also acquire additional businesses or technologies in the future, which could have these same effects

   We may acquire technologies, products or businesses to broaden the scope of our existing and planned product lines and technologies. For example, in October 1999, we acquired substantially all of the assets of IntraEAR, Inc., in April 2000 we acquired the ALZET product and related assets from ALZA and in April 2001, we completed the acquisition of SBS. These and our future acquisitions expose us to:

  . increased costs associated with the acquisition and operation of the new businesses or technologies and the management of geographically dispersed operations;

  . the risks associated with the assimilation of new technologies, operations, sites and personnel;

  .  the diversion of resources from our existing business and technologies;

  .  the inability to generate revenues to offset associated acquisition costs;

  .  the requirement to maintain uniform standards, controls, and procedures;
     and

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel.

   Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt or additional expenses associated with the amortization of acquired intangible assets or potential businesses. Past acquisitions, such as our acquisitions of IntraEAR, ALZET and SBS, as well future acquisitions, may not generate any additional revenue or provide any benefit to our business.

Some of our products contain controlled substances, the making, use, sale, importation and distribution of which are subject to regulation by state, federal and foreign law enforcement and other regulatory agencies

   Some of our products currently under development contain, and our products in the future may contain, controlled substances which are subject to state, federal and foreign laws and regulations regarding their manufacture, use, sale, importation and distribution. Our Chronogesic(TM) and DUROS hydromorphone products under development contain opioids which are classified as Schedule II controlled substances under the regulations of the U.S. Drug Enforcement Agency. For our products containing controlled substances, we and our suppliers, manufacturers, contractors, customers and distributors are required to obtain and maintain applicable registrations from state, federal and foreign law enforcement and regulatory agencies and comply with state, federal and foreign laws and regulations regarding the manufacture, use, sale, importation and distribution of controlled substances. These regulations are extensive and include regulations governing manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, record keeping, reporting, handling, shipment and disposal. Failure to obtain and maintain required registrations or comply with any applicable regulations could delay or preclude us from developing and commercializing our products containing controlled substances and subject us to enforcement action. In addition, because of their restrictive nature, these regulations could limit our commercialization of our products containing controlled substances.

Our limited operating history makes evaluating our stock difficult

   Investors can only evaluate our business based on a limited operating history. We were incorporated in February 1998 and have engaged primarily in research and development, licensing technology, raising capital and recruiting scientific and management personnel. This short history may not be adequate to enable investors to fully assess our ability to successfully develop our products, achieve market acceptance of our products and respond to competition.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will delay our ability to generate or grow revenues

   Our future financial performance will depend upon the successful introduction and customer acceptance of our future products, including Chronogesic(TM). Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

  . the receipt of regulatory clearance of marketing claims for the uses that we are developing;

  . the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products, including oral medication, transdermal drug delivery products such as drug patches, or external or implantable drug delivery products; and

  . pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other health plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. If we are unable to obtain regulatory approval, commercialize and market our future products when planned and achieve market acceptance, we will not achieve anticipated revenues.

If users of our products are unable to obtain adequate reimbursement from third-party payors, or if new restrictive legislation is adopted, market acceptance of our products may be limited and we may not achieve anticipated revenues

   The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, recent federal and state government initiatives have been directed at lowering the total cost of health care, and the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could materially harm our business, financial condition and results of operations.

   Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly limiting payments or reimbursement for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may limit reimbursement or payment for our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially harm our ability to operate profitably.

We have a history of operating losses, expect to continue to have losses in the future and may never achieve or maintain profitability

   We have incurred significant operating losses since our inception in 1998 and, as of September 30, 2001, had an accumulated deficit of approximately $66.3 million. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing costs for research and development, clinical trials and manufacturing. Our ability to achieve profitability depends upon our ability, alone or with others, to successfully complete the development of our proposed products, obtain the required regulatory clearances and manufacture and market our proposed products. Development of pharmaceutical systems is costly and requires significant investment. In addition, we may choose to license either additional drug delivery platform technology or rights to particular drugs for use in our pharmaceutical systems. The license fees for these technologies or rights would increase the costs of our pharmaceutical systems.

   To date, we have not generated significant revenue from the commercial sale of our products and do not expect to receive significant revenue in the near future. All revenues to date are from the sale of products we acquired in October 1999 in connection with the acquisition of substantially all of the assets of IntraEAR, Inc., the ALZET product we acquired in April 2000 from ALZA and the sale of biodegradable polymers and contract research and development revenues from our SBS subsidiary. We do not expect these revenues to increase significantly in future periods. We do not anticipate commercialization and marketing of our products in development in the near future, and therefore do not expect to generate sufficient revenues to cover expenses or achieve profitability in the near future.

We do not control ALZA's ability to develop and commercialize DUROS technology outside of fields licensed to us, and problems encountered by ALZA could result in negative publicity, loss of sales and delays in market acceptance of our DUROS-based pharmaceutical systems

   ALZA retains complete rights to the DUROS technology for fields outside the specific fields licensed to us. Accordingly, ALZA may develop and commercialize DUROS-based products or license others to do so, so long as there is no conflict with the rights granted to us. ALZA recently received FDA approval to market its first DUROS-based product, Viadur (leuprolide acetate implants) for the palliative treatment of advanced prostate cancer. If ALZA fails to commercialize this product successfully, or encounters problems associated with this product, negative publicity could be created about all DUROS-based products, which could result in harm to our reputation and cause reduced sales of our products. In addition, if any third-party that may be licensed by ALZA fails to develop and commercialize DUROS-based products successfully, the success of all DUROS-based systems could be impeded, including ours, resulting in delay or loss of revenue or damage to our reputation, any one of which could harm our business.

   We do not own the trademark "DUROS" and any competitive advantage we derive from the name may be impaired by third-party use ALZA owns the trademark "DUROS." Because ALZA is also developing and marketing DUROS-based systems, and may license third parties to do so, there may be confusion in the market between ALZA, its potential licensees and us, and this confusion could impair the competitive advantage, if any, we derive from use of the DUROS name. In addition, any actions taken by ALZA or its potential licensees that negatively impact the trademark "DUROS" could negatively impact our reputation and result in reduced sales of our DUROS-based pharmaceutical systems.

We may be sued by third parties which claim that our products infringe on their intellectual property rights, particularly because there is substantial uncertainty about the validity and breadth of medical patents

   We may be exposed to future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

  . cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;

  . obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

  .  redesign our products, which would be costly and time-consuming.

If we are unable to adequately protect or enforce our intellectual property rights or secure rights to third-party patents, we may lose valuable assets, experience reduced market share or incur costly litigation to protect our rights

   Our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. As of December 31, 2001, we held four issued U.S. patents and two issued foreign patent. In addition, we have 24 pending U.S. patent applications and have filed 16 patent applications under the Patent Cooperation Treaty, from which 15 national phase applications are currently pending in Europe, Australia and Canada. As of December 31, 2001, our subsidiary SBS held 4 issued U.S. patents, 1 issued foreign patent and 5 pending U.S. patent applications and has filed 5 patent applications under the Patent Cooperation Treaty. To maintain the license rights to ALZA intellectual property granted to us under our development and commercialization agreement with ALZA, we must meet annual minimum development spending requirements and fund development of a minimum number of products. If we do not meet these diligence requirements, we may lose rights to one or more of our licensed fields. Also, under our agreement with ALZA, we must assign to ALZA any intellectual property rights relating to the DUROS system and its manufacture and any combination of the DUROS system with other components, active agents, features or processes. In addition, ALZA retains the right to enforce and defend against infringement actions relating to the DUROS system, and if ALZA exercises these rights, it will be entitled to the proceeds of these infringement actions.

   The patent positions of pharmaceutical companies, including ours, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, our patent applications or those of ALZA that are licensed to us may not issue into patents, and any issued patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law.

   We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual's relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology.

   We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology. We may have to resort to litigation to protect our intellectual property rights, or to determine their scope, validity or enforceability. Enforcing or defending our proprietary rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technology to develop or sell competing products.

We rely heavily on third parties to support development, clinical testing and manufacturing of our products

   We rely on third party contract research organizations, service providers and suppliers to provide critical services to support development, clinical testing, and manufacturing of our pharmaceutical systems. For example, we currently depend on MDS Pharma, Inc. to perform blood plasma assays in connection with our clinical trials for Chronogesic(TM), Nelson Laboratories, Inc. to perform quality control services related to components of our DUROS-based pharmaceutical systems, and Da/Pro Rubber Inc. to supply us with molded rubber components of our DUROS-based pharmaceutical systems. In the past, we relied on Chesapeake Biological Labs, Inc. to perform the final manufacturing steps of our Chronogesic(TM) product, and we may need to rely on a third party manufacturer again if we encounter delays in readying our manufacturing facility for production. See "We may not be able to manufacture sufficient quantities of our products to support our clinical and commercial requirements at an acceptable cost, and we have limited manufacturing experience." We anticipate that we will continue to rely on these and other third party contractors to support development, clinical testing, and manufacturing of our pharmaceutical systems. Failure of these contractors to provide the required services in a timely manner or on reasonable commercial terms could materially delay the development and approval of our products, increase our expenses and materially harm our business, financial condition and results of operations.

Key components of our DUROS-based pharmaceutical systems are provided by limited numbers of suppliers, and supply shortages or loss of these suppliers could result in interruptions in supply or increased costs

   Certain components and drug substances used in our DUROS-based pharmaceutical systems are currently purchased from a single or a limited number of outside sources. The reliance on a sole or limited number of suppliers could result in:

  . delays associated with redesigning a product due to a failure to obtain a single source component;

  .  an inability to obtain an adequate supply of required components; and

  .  reduced control over pricing, quality and time delivery.

   We have a supply agreement with Mallinckrodt, Inc. for our sufentanil requirements for our Chronogesic(TM) product, which expires in September 2004. Additionally, we have a supply agreement with RMS Company under which RMS has agreed to supply us with titanium components of our DUROS-based pharmaceutical systems until April 2004. Other that these agreements, we do not have long-term agreements with any of our suppliers, and therefore the supply of a particular component could be terminated at any time without penalty to the supplier. Any interruption in the supply of single source components could cause us to seek alternative sources of supply or manufacture these components internally. If the supply of any components for our pharmaceutical systems is interrupted, components from alternative suppliers may not be available in sufficient volumes within required timeframes, if at all, to meet our needs. This could delay our ability to complete clinical trials and obtain approval for commercialization and marketing of our products, causing us to lose sales, incur additional costs and delay new product introductions and could harm our reputation.

We lack marketing, sales and distribution experience for pharmaceutical systems and we may not be able to sell our products if we do not enter into relationships with third parties or develop a direct sales organization

   We have yet to establish marketing, sales or distribution capabilities for our pharmaceutical systems. We intend to enter into agreements with third parties to sell our products or to develop our own sales and marketing force. We may be unable to establish or maintain third-party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors.

   If we do not enter into relationships with third parties for the sales and marketing of our products, we will need to develop our own sales and marketing capabilities. DURECT has only limited experience in developing, training or managing a sales force. If we choose to establish a direct sales force, we will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build a sales force, the cost of establishing such a sales force may exceed our product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these other companies. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all. We may be unable to engage qualified distributors. Even if engaged, these distributors may:

  .  fail to satisfy financial or contractual obligations to us;

  .  fail to adequately market our products;

  .  cease operations with little or no notice to us; or

  .  offer, design, manufacture or promote competing product lines.

   If we fail to develop sales, marketing and distribution channels, we would experience delays in product sales and incur increased costs, which would harm our financial results.

If we are unable to train physicians to use our pharmaceutical systems to treat patients' diseases or medical conditions, we may incur delays in market acceptance of our products

   Broad use of our pharmaceutical systems will require extensive training of numerous physicians. The time required to begin and complete training of physicians could delay introduction of our products and adversely affect market acceptance of our products. We may be unable to rapidly train physicians in numbers sufficient to generate adequate demand for our pharmaceutical systems. Any delay in training would materially delay the demand for our systems. In addition, we may expend significant funds towards such training before any orders are placed for our products.

Investors may experience substantial dilution of their investment

   In the past, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be dilution to investors.

We may have difficulty raising needed capital in the future

   Our business currently does not generate sufficient revenues to meet our capital requirements and we do not expect that it will do so in the near future. We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We will require additional funds for these purposes, to establish additional clinical- and commercial-scale manufacturing arrangements and facilities and to provide for the marketing and distribution of our products. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially harm our business, financial condition and results of operations.

   We believe that our cash, cash equivalents and investments, will be adequate to satisfy our capital needs for at least the next 18 months. However, our actual capital requirements will depend on many factors, including:

  .  continued progress and cost of our research and development programs;

  .  progress with preclinical studies and clinical trials;

  .  the time and costs involved in obtaining regulatory clearance;

  . costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

  . costs of developing sales, marketing and distribution channels and our ability to sell our products;

  . costs involved in establishing manufacturing capabilities for commercial quantities of our products;

  .  competing technological and market developments;

  .  market acceptance of our products; and

  .  costs for recruiting and retaining employees and consultants.

   We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through equity or debt financings, convertible debt financings, collaborative arrangements with corporate partners or other sources, which may be dilutive to existing stockholders. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, we may have to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves. If adequate funds are not available, we may be required to significantly reduce or refocus our product development efforts, or relinquish to ALZA rights to develop DUROS products in certain fields, resulting in loss of sales, increased costs, and reduced revenues.

Future deferred compensation expenses and non-cash charges may adversely impact or delay our profitability

   To date, we have recorded deferred compensation expenses related to stock options grants, including stock options assumed in our acquisition of SBS, which will be amortized as follows: $661,000 for the three months ending December 31, 2001, $1.7 million for the year ending December 31, 2002, $724,000 for the year ending December 31, 2003, $108,000 for the year ending December 31, 2004, $18,000 for the year ending December 31, 2005, and $2,000 for the year ending December 31, 2006. In addition, deferred compensation expense related to option awards to non-employees will be calculated during the vesting period of the option based on the then-current price of our common stock, which could result in significant charges that adversely impact or delay our profitability. Furthermore, we have issued a warrant to ALZA with a value of approximately $6.5 million, which will be amortized over time based on sales of our products and which will also adversely impact or delay our profitability.

We depend upon key personnel who may terminate their employment with us at any time, and we need to hire additional qualified personnel

   Our success will depend to a significant degree upon the continued services of key management, technical, and scientific personnel, including Felix Theeuwes, our Chairman and Chief Scientific Officer, James E. Brown, our President and Chief Executive Officer and Thomas A. Schreck, our Chief Financial Officer. Although we have obtained key man life insurance policies for each of Messrs. Theeuwes, Brown and Schreck in the amount of $1 million, this insurance may not adequately compensate us for the loss of their services. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to product development or approval, loss of sales and diversion of management resources.

We may not successfully manage our growth

   Our success will depend on the expansion of our operations and the effective management of growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage such growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage growth effectively our business would be harmed.

The market for our products is new, rapidly changing and competitive, and new products or technologies developed by others could impair our ability to grow our business and remain competitive

   The pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

   We are a new enterprise and are engaged in the development of novel therapeutic technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies.

Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings.

   The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. Chronic pain can also be treated by oral medication, transdermal drug delivery systems, such as drug patches, or with other implantable drug delivery devices. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

We could be exposed to significant product liability claims which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage

   The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. Although we are insured against such risks up to a $5 million annual aggregate limit in connection with clinical trials and commercial sales of our products, our present product liability insurance may be inadequate and may not fully cover the costs of any claim or any ultimate damages we might be required to pay. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant damages. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical systems. A product liability claim could also significantly harm our reputation and delay market acceptance of our products.

Our business involves environmental risks and risks related to handling regulated substances

   In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the use, generation and disposal of hazardous materials, including but not limited to certain hazardous chemicals, solvents, agents and biohazardous materials. The extent of our use, generation and disposal of such substances has increased substantially since our acquisition of SBS, which, through its subsidiary Birmingham Polymers, Inc., is engaged in the business of manufacturing and selling biodegradable polymers. Although we believe that our safety procedures for storing, handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. We currently contract with third parties to dispose of these substances generated by us, and we rely on these third parties to properly dispose of these substances in compliance with applicable laws and regulations. If these third parties do not properly dispose of these substances in compliance with applicable laws and regulations, we may be subject to legal action by governmental agencies or private parties for improper disposal of these substances. The costs of defending such actions and the potential liability resulting from such actions are often very large. In the event we are subject to such legal action or we otherwise fail to comply with applicable laws and regulations governing the use, generation and disposal of hazardous materials and chemicals, we could be held liable for any damages that result, and any such liability could exceed our resources.

Our stock price may fluctuate, and your investment in our stock could decline in value

   The average daily trading volume of our common stock for the twelve months ending December 31, 2001, was 111,628 shares. The limited trading volume of our stock may contribute to its volatility, and an active trading market in our stock might not develop or continue. The market price of our common stock may fluctuate significantly in response to factors which are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and pharmaceutical companies have also been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our investors' stock.

Future sales of our common stock may depress our stock price

   Commencing on March 27, 2001, which was 180 days after the date of our initial public offering, as many as 34,173,026 shares of our common stock became available for sale in the public market, subject to applicable securities laws. Additionally, in connection with our acquisition of SBS, we are filing with the SEC this registration statement on Form S-3 under the Securities Act with respect to the 2,145,652 shares of common stock issued to the former SBS shareholders or issuable upon the exercise of warrants and certain options we assumed. The common stock issued in connection with this acquisition shall become freely tradable in the public market after this registration statement has been declared effective by the Securities and Exchange Commission. Further information regarding the SBS acquisition is included in the company's current report on Form 8-K filed with the SEC on May 15, 2001. We may also seek to raise capital through equity or convertible debt financings or through the sale of equity or convertible securities to collaboration or commercialization partners. Such financing activities may increase the number of shares of our common stock being sold in the public markets. If substantial amounts of our common stock were to be sold in the public market, the market price of our common stock could fall. In addition, these sales could create the perception to the public of difficulties or problems in our business. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We have broad discretion over the use of our cash and investments, and their investment may not yield a favorable return

   Our management has broad discretion over how our cash and investments are used and may invest in ways with which our stockholders may not agree and that do not yield favorable returns.

Executive officers, directors and entities affiliated with them have substantial control over us, which could delay or prevent a change in our corporate control favored by our other stockholders

   Our directors, executive officers and principal stockholders, together with their affiliates have substantial control over us. The interests of these stockholders may differ from the interests of other stockholders. As a result, these stockholders, if acting together, would have the ability to exercise control over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:

  .  the election of directors;

  .  the amendment of charter documents;

  . the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

  . the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

Our certificate of incorporation, our bylaws, Delaware law and our stockholder rights plan contain provisions that could discourage another company from acquiring us

   Provisions of Delaware law, our certificate of incorporation, bylaws and stockholder rights plan may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

  . authorizing the issuance of "blank check" preferred stock without any need for action by stockholders;

  . providing for a dividend on our common stock, commonly referred to as a "poison pill," which can be triggered after a person or group acquires 17.5% or more of common stock;

  .  providing for a classified board of directors with staggered terms;

  . requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

  . eliminating the ability of stockholders to call special meetings of stockholders;

  .  prohibiting stockholder action by written consent; and

  . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

                                USE OF PROCEEDS

   The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from the sale of these shares.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

   In connection with our acquisition of Southern BioSystems, Inc. ("SBS"), we issued 1,956,948 shares of our common stock, and agreed to issue up to 188,704 additional shares of common stock upon exercise of warrants held by former shareholders of SBS and certain options which were assumed in connection with the acquisition. This prospectus may be used by former shareholders of SBS to resell shares of common stock issued to them in the SBS acquisition or upon the exercise of warrants and certain options assumed in connection with the acquisition.

                             PLAN OF DISTRIBUTION

   We are registering shares on behalf of the selling stockholders. We are required to keep this Registration Statement on Form S-3 effective until the earlier of (i) the date when the selling stockholders have sold all the shares or (ii) April 30, 2002. As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

   The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

   The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

   Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

   If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

                             SELLING STOCKHOLDERS

   The following table sets forth certain information as of November 30, 2001 with respect to the selling stockholders. The following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

   Except as described in footnotes (2), (3), (4) and (5), no selling stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years.


                                  Shares Beneficially            Shares Beneficially
                                      Owned Prior       Shares       Owned After
                                  to the Offering(1)   Offered      the Offering
                                  -------------------  by this   -------------------
       Selling Stockholder         Number     Percent Prospectus Number      Percent
       -------------------        ------      ------- ---------- ------      -------
Acker, William P., III(2)........ 40,844         *      40,844     0            *
 Private Capital Corporation
 100 Brookwood Place, Suite 410
 Birmingham, AL 35209

Acker, William P., IV............ 19,626         *      19,626     0            *
 4916 Clairmont Avenue South
 Birmingham, AL 35222

Acker, John H.J.................. 19,626         *      19,626     0            *
 1602 Grove Place
 Birmingham, AL 35209

Altec Industries................. 42,434         *      42,434     0            *
 210 Inverness Center Drive
 Birmingham, AL 35242

American Household Products...... 17,968         *      17,968     0            *
 P.O. Box 310
 Leeds, AL 35094

Blomquist, Alfred T., Jr......... 16,010         *      16,010     0            *
 221 Green Ridge Road
 Franklin Lakes, NJ 07417-2009

Blomquist, Tenleigh L............  1,032         *       1,032     0            *
 221 Green Ridge Road
 Franklin Lakes, NJ 07417-2009

Carlisle, Dwight................. 82,834         *      82,834     0            *
 88 Four Winds
 Alexander City, AL 35010


                                   Shares Beneficially            Shares Beneficially
                                       Owned Prior       Shares       Owned After
                                   to the Offering(1)   Offered      the Offering
                                   -------------------  by this   -------------------
       Selling Stockholder          Number     Percent Prospectus Number      Percent
       -------------------          -------    ------- ---------- ------      -------
  Carlisle, Sarah.................  48,647        *      48,647     0            *
   P.O. Box 365
   44 Lafayette Street
   Alexander City, AL 35011

  Collat, Charles.................  53,843        *      53,843     0            *
   Mayer Electric Supply Co., Inc.
   P.O. Box 1328
   Birmingham, AL 35222-2300

  David, Robert T.................  27,415        *      27,415     0            *
   Southeast Capital Partners
   3011 Cherokee Road
   Birmingham, AL 35223

  Day, H. Corbin..................  56,803        *      56,803     0            *
   Jemison Investment Company
   320 Park Place Tower
   Birmingham, AL 35203

  Doyle, Carrie L. Blomquist......   1,032        *       1,032     0            *
   221 Green Ridge Road
   Franklin Lakes, NJ 07417-2009

  Duke, Phil......................   5,164        *       5,164     0            *
   2920 Commerce Boulevard
   Birmingham, AL 35210

  Dunn, Harold Bradford...........   2,778        *       2,778     0            *
   2920 Commerce Boulevard
   Birmingham, AL 35210

  Dunn Investment Company......... 129,124        *     129,124     0            *
   P.O. Box 247
   Birmingham, AL 35201

  Eastman Chemical Company........ 453,228        *     453,228     0            *
   100 N. Eastman Road
   Kingsport, TN 37662

  EBSCO Industries................  35,348        *      35,348     0            *
   5724 Highway 280 East
   Birmingham, AL 35202

  Greer, Lawrence W.(2)...........   4,647        *       4,647     0            *
   3005 Brookwood Road
   Birmingham, AL 35223

  Head, Beverly P., III...........  12,911        *      12,911     0            *
   20 Ridge Drive
   Birmingham, AL 35213

  TD Javelin Capital Fund, L.P.(4) 317,253        *     317,253     0            *
   c/o Tullis-Dickerson
   1 Greenwich Plaza
   Greenwich, CT 06830


                                                          Shares Beneficially            Shares Beneficially
                                                              Owned Prior       Shares       Owned After
                                                          to the Offering(1)   Offered      the Offering
                                                          -------------------  by this   -------------------
        Selling Stockholder                                Number     Percent Prospectus Number      Percent
        -------------------                                -------    ------- ---------- ------      -------
JVP, L.P.(5).............................................  57,842        *      57,842     0            *
  c/o Tullis-Dickerson
  1 Greenwich Plaza
  Greenwich, CT 06830

Marks, Caldwell..........................................  37,935        *      37,935     0            *
  500 Olde English Lane
  Apartment #516
  Birmingham, AL 35223

Oliver, John T...........................................  27,951        *      27,951     0            *
  3752 East Fairway Drive
  Birmingham, AL 35213

Porter, Charles K........................................  52,774        *      52,774     0            *
  P.O. Box 12367
  Birmingham, AL 35202

Porter, C.K., IRA........................................  28,474        *      28,474     0            *
  Regions Bank as Custodian
  941 20th Street South
  Birmingham, AL 35205

Porter White Investment Company, LP......................  75,907        *      75,907     0            *
  P.O. Box 12367
  Birmingham, AL 35202-2367

Poynor, Wilmer S., III...................................  17,968        *      17,968     0            *
  New York Life Insurance Company
  2311 Highland Avenue South, #100
  Birmingham, AL 35205

Richgood Corporation.....................................  37,140        *      37,140     0            *
  402 Office Park Drive, Suite 104
  Birmingham, AL 35223

Scandipharm..............................................   6,197        *       6,197     0            *
  22 Inverness Center Parkway
  Birmingham, AL 35242

Secrist, John A..........................................   2,065        *       2,065     0            *
  5564 Surrey Lane
  Birmingham, AL 35242

Smith, Wallace B.(2)(3)..................................  10,329        *      10,329     0            *
  Southern BioSystems, Inc.
  756 Tom Martin Drive
  Birmingham, AL 35211

Southern Research Institute.............................. 212,281        *     212,281     0            *
  2000 9th Avenue South
  Birmingham, AL 35205

Spencer, William M., III.................................  70,247        *      70,247     0            *
  Molecular Engineering Associates
  3300 Cahaba Road #105
  Birmingham, AL 35223-2627


                                   Shares Beneficially            Shares Beneficially
                                       Owned Prior       Shares       Owned After
                                   to the Offering(1)   Offered      the Offering
                                   -------------------  by this   -------------------
        Selling Stockholder         Number     Percent Prospectus Number      Percent
        -------------------        ------      ------- ---------- ------      -------

 Stephens, Elton B................ 35,348         *      35,348     0            *
  EBSCO Industries, Inc.
  5724 Highway 280 East
  Birmingham, AL 35202

 Stockham, Herbert................ 17,947         *      17,947     0            *
  2940 Argyle Road
  Birmingham, AL 35213

 Styslinger, Lee J., Jr........... 50,281         *      50,281     0            *
  3260 E. Briarcliff Road
  Birmingham, AL 35223

 Swaim, Richard P.................    582         *         582     0            *
  8688 Forest Breeze Drive
  Cordova, TN 38018

 Welden, W. Edgar................. 12,911         *      12,911     0            *
  Southeastern Properties, Inc.
  1103 21st Street South
  Birmingham, AL 35205

 Whitfield, David.................    841         *         841     0            *
  102 Tidal Drive
  Newport News, VA 23606-1952

 Wingett Estate...................  2,065         *       2,065     0            *
  P.O. Box 380514
  Birmingham, AL 35238-0514

--------
 * Less than 1%
(1) Includes shares issuable upon exercise of warrants and certain options assumed by us in connection with our acquisition of Southern BioSystems, Inc. See "Issuance of Common Stock to Selling Stockholders" above.
(2) Former director of Southern BioSystems, Inc., a wholly owned subsidiary of Durect.
(3) President of Southern BioSystems, Inc., a wholly owned subsidiary of Durect.
(4) Thomas Dickerson, a principal of the general partner of TD Javelin Capital Fund, L.P., is a former director of Southern BioSystems, Inc., a wholly owned subsidiary of Durect.
(5) Thomas Dickerson, a principal of JVP, L.P., is a former director of Southern BioSystems, Inc., a wholly owned subsidiary of Durect.

                                 LEGAL MATTERS

   The validity of the issuance of the common stock offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to DURECT Corporation. Mark B. Weeks, a director of Venture Law Group, is our Secretary. Mr. Weeks and certain other employees of Venture Law Group own an aggregate of 8,977 shares of our common stock.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commissions. Certain information in the registration statements has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and the Woolworth Building, 233 Broadway Street, New York, New York 10004. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec/gov. Reports, proxy and information statements and other information concerning DURECT Corporation may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares.

   The following documents filed with the SEC are incorporated by reference in this prospectus:

      1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (File No 000-31615).

      2. Our definitive Proxy Statement dated May 25, 2001, filed in connection with our June 27, 2001 Annual Meeting of Stockholders.

      3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 (File No 000-31615).

      4. Our Current Report on Form 8-K, filed with the SEC on May 15, 2001 and amended on June 29, 2001 (File No 000-31615).

      5. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on September 22, 2000 and July 10, 2001 (File No 000-31615).

   We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Thomas A. Schreck, at 10240 Bubb Road, Cupertino, CA 95014, telephone: (408) 777-1417.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

                                                    Amount
                                                  to be Paid
                                                  ----------
SEC registration fee.............................  $ 5,636
Legal fees and expenses..........................   15,000
Accounting fees and expenses.....................   15,000
Transfer Agent fees and expenses.................   12,800
Nasdaq listing fees..............................   20,326
Miscellaneous expenses...........................    5,000
                                                   -------
   Total.........................................  $73,762
                                                   =======

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article XIV of the Registrant's Amended and Restated Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

   In connection with this offering, the selling stockholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the selling stockholders and contained herein up to a maximum of the net proceeds received by the selling stockholders from the sale of their shares hereunder.

Item 16. Exhibits.

Exhibit
Number                                     Description of Document
------                                     -----------------------

  2.1   Agreement and Plan of Merger dated as of April 18, 2001 among DURECT Corporation, Magnolia
          Acquisition Corporation and Southern BioSystems, Inc.(1).

  3.1   Amended and Restated Certificate of Incorporation of the Company(2).

  3.2   Amended and Restated Bylaws of the Company(2).

  4.1   Rights Agreement dated July 6, 2001, between Durect Corporation and EquiServe Trust Company,
          N.A., as Rights Agent(3).

  4.2   Second Amended and Restated Investors' Rights Agreement(2).

  4.3   Amendment to Second Amended and Restated Investors' Rights Agreement dated April 14, 2000(2).

  4.4   Specimen Stock Certificate(2).

  5.1   Opinion of Venture Law Group, A Professional Corporation.

  Exhibit
  Number                        Description of Document
  ------                        -----------------------

   23.1   Consent of Ernst & Young, LLP, Independent Auditors (see page II-5).

   23.2   Consent of Counsel (included in Exhibit 5.1).

   24.1   Power of Attorney (see page II-3).

--------
(1) Filed as an exhibit to our Report on Form 8-K, as amended, (File No. 000-31615), originally filed with the SEC on May 15, 2001 and incorporated herein by reference.
(2) Filed as an exhibit to our Registration Statement on Form S-1, as amended (File No. 333-35316), originally filed with the SEC on April 20, 2000, and incorporated herein by reference.
(3) Filed as an exhibit to our Registration on Form 8-A12G (File No. 000-31615), filed with the SEC on July 10, 2001, and incorporated herein by reference.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
   Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on January 11, 2002.

                                          DURECT CORPORATION

                                                     /s/ JAMES E. BROWN
                                          By: _________________________________
                                                       James E. Brown
                                             President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, James E. Brown and Thomas A. Schreck, and each of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to the Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

       Signature                        Title                       Date
       ---------                        -----                       ----

   /s/ JAMES E. BROWN    President, Chief Executive Officer   January 11, 2002
------------------------   and Director (Principal Executive
     James E. Brown        Officer)

   /s/ FELIX THEEUWES    Chairman and Chief Scientific        January 11, 2002
------------------------   Officer
     Felix Theeuwes

 /s/ THOMAS A. SCHRECK   Chief Financial Officer and Director January 11, 2002
------------------------   (Principal Financial and
   Thomas A. Schreck       Accounting Officer)

  /s/ JAMES R. BUTLER    Director                             January 11, 2002
------------------------
    James R. Butler

   /s/ JOHN L. DOYLE     Director                             January 11, 2002
------------------------
     John L. Doyle

/s/ MATTHEW V. MCPHERRON Director                             January 11, 2002
------------------------
  Matthew V. McPherron

           Signature                     Title                   Date
           ---------                     -----                   ----

    /s/ ARMAND P. NEUKERMANS Director                      January 11, 2002
    ------------------------
      Armand P. Neukermans

     /s/ ALBERT L. ZESIGER   Director                      January 11, 2002
    ------------------------
       Albert L. Zesiger

              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

   We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of DURECT Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our report dated February 9, 2001, with respect to the financial statements and schedule of DURECT Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2000, filed with the Securities and Exchange Commission.

                                          /s/ ERNST & YOUNG, LLP

Palo Alto, California
January 7, 2002

                              DURECT Corporation

                               INDEX TO EXHIBITS

Exhibit
Number                                     Description of Document
------                                     -----------------------

  2.1   Agreement and Plan of Merger dated as of April 18, 2001 among DURECT Corporation, Magnolia
          Acquisition Corporation and Southern BioSystems, Inc.(1).

  3.1   Amended and Restated Certificate of Incorporation of the Company(2).

  3.2   Amended and Restated Bylaws of the Company(2).

  4.1   Rights Agreement dated July 6, 2001, between Durect Corporation and EquiServe Trust Company,
          N.A., as Rights Agent(3).

  4.2   Second Amended and Restated Investors' Rights Agreement(2).

  4.3   Amendment to Second Amended and Restated Investors' Rights Agreement dated April 14, 2000(2).

  4.4   Specimen Stock Certificate(2).

  5.1   Opinion of Venture Law Group, A Professional Corporation.

 23.1   Consent of Ernst & Young, LLP, Independent Auditors (see page II-5).

 23.2   Consent of Counsel (included in Exhibit 5.1).

 24.1   Power of Attorney (see page II-3).

--------
(1) Filed as an exhibit to our Report on Form 8-K, as amended, (File No. 000-31615), originally filed with the SEC on May 15, 2001 and incorporated herein by reference.
(2) Filed as an exhibit to our Registration Statement on Form S-1, as amended (File No. 333-35316), originally filed with the SEC on April 20, 2000, and incorporated herein by reference.
(3) Filed as an exhibit to our Registration on Form 8-A12G (File No. 000-31615), filed with the SEC on July 10, 2001, and incorporated herein by reference.